                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-76761


                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED

                     SUPPLEMENTS DATED OCTOBER 16, 2001 TO
                         PROSPECTUS DATED MAY 15, 2001
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS (PAGE 2)

     This section sets forth information on CPA(R):14's financial condition and results of operation for the quarter ended June 30, 2001.

                     DESCRIPTION OF THE PROPERTIES (PAGE 3)

     This section describes properties purchased and leased to:

     - Gibson Guitar Corp.;

     - Nexpak Corporation;

     - Waddington North America, Inc.;

     - Special Devices, Inc.; and

     - Metaldyne Machining and Assembly Company, Inc.

     - Gerber Scientific, Inc.

     This section also describes the filing for protection from creditors under the bankruptcy code by Exodus Communications, Inc.

                             THE OFFERING (PAGE 9)

     This sets forth information on the sale of shares and the issuance of shares to shareholders.

                         FINANCIAL STATEMENTS (PAGE 10)

     This section sets forth CPA(R):14's unaudited financial statements for the quarter ended June 30, 2001.

Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with Corporate Property Associates 14 Incorporated's ("CPA(R):14") condensed consolidated financial statements and notes thereto as of June 30, 2001 included in this supplement and CPA(R):14's Annual Report on Form 10-K for the year ended December 31, 2000. This supplement contains forward looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of CPA(R):14 to be materially different from the results of operations or plan expressed or implied by such forward looking statements. Accordingly, such information should not be regarded as representations by CPA(R):14 that the results or conditions described in such statements or the objectives and plans of CPA(R):14 will be achieved.

FINANCIAL CONDITION

     Cash flows from operating activities of $23,206,000 include $4,568,000 of funds released from an escrow account which was used to make a mortgage prepayment. The remaining $18,638,000 provided from operations and the $754,000 of equity distributions received in excess of equity income was sufficient to fund dividend payments of $14,557,000, scheduled mortgage principal payments of $1,074,000 and distributions to minority interests of $1,817,000. The $4,568,000 in escrow funds were assigned to the mortgage lender in connection with a bankruptcy settlement in 2000 regarding Ameriserve Food Distribution, Inc. An additional $4,325,000 remains in escrow and will be released and applied to the Ameriserve loan balance on two properties in Michigan and New Jersey.

     CPA(R):14 has continued to expand its portfolio by investing its net offering and limited recourse mortgage financing proceeds in properties subject to long-term net leases with corporate tenants on a single tenant basis. Under a net lease, a tenant is generally required to pay all expenses related to the leased property for real estate taxes, property maintenance and insurance costs. The net lease, therefore, limits the impact on CPA(R):14 of the effects of inflation on these property costs, which are borne by the lessor when net lease provisions are not included. CPA(R):14's leases, which generally have initial lease terms of 10 to 20 years and provide the lessee with options for renewal terms, typically include rent increase provisions which are fixed or based upon increases in the Consumer Price Index.

     During the six months ended June 30, 2001, CPA(R):14's investing activity included using $127,512,000 for the funding of build-to-suit projects, including $8,000,000 deposited into a construction escrow account and the acquisition of properties leased to BLP UK Limited, Gibson Guitar Corp., Nexpak Corporation, Waddington North America, Inc, Special Devices, Inc., and Metaldyne Company LLC. CPA(R):14 received a distribution of $15,003,000 from its equity investment in the Applied Materials, Inc. property representing the return of amounts it had advanced during the construction period. Remaining costs to complete current build-to-suit projects are estimated at $6,800,000. CPA(R):14 has entered into an agreement to sell its vacant property in Overland, Missouri for $3,270,000.

     In addition to paying dividends, scheduled mortgage principal installments and distributions to minority partners, CPA(R):14's financing activities for the six months ended June 30, 2001 included obtaining $69,578,000 of net proceeds from its offering of common stock and $68,009,000 from limited recourse mortgage loans. As of June 30, 2001, CPA(R):14 has raised $214,196,000 from its second offering, which commenced November 17, 1999. The second offering is for a maximum of $400,000,000 and will to conclude no later than November 16, 2001. Since June 30, 2001, CPA(R):14 has raised an additional $18,133,000 of equity.

     As of March 31, 2001, CPA(R):14 had met its preferred return criteria and is obligated to pay a performance fee to the Advisor. The Advisor has elected to receive restricted stock in lieu of cash for its performance fees. CPA(R):14 issued 311,209 shares ($3,112,092) to the Advisor in satisfaction of performance fees through March 31, 2001. The issuance of stock to the Advisor is expected to enhance CPA(R):14's liquidity and further align the interests of the shareholders and the Advisor. The Advisor may elect to receive cash payment for performance fees in subsequent periods.

RESULTS OF OPERATIONS

     Net income for the three-month and six-month periods ended June 30, 2001 of $5,463,000 and $10,922,000, respectively, is not directly comparable to the three-month and six-month periods ended June 30, 2000 of $4,077,000 and $7,672,000, respectively, as a result of the substantial increases in CPA(R):14's asset base. Since June 30, 2000, CPA(R):14 has increased its asset base from $438,779,000 to $782,385,000, an increase of 78%, entered into twenty-four new lease agreements and completed five build-to-suit projects on behalf of lessees. As a result, net income for the three-month and six-month periods ended June 30, 2001 has increased $1,386,000 and $3,251,000, respectively, as compared to the three-month and six-month periods ended June 30, 2000. As a result of the additional twenty-four leases and the completion of build-to-suit projects, lease revenues (rental income and interest from direct financing leases) have increased $10,349,000 and $19,590,000 for the comparable three-month and six-month periods. Solely as a result of properties acquired since December 31, 2000, annual lease revenues will increase $11,098,000. For the comparable periods, interest expense, property and general administrative expenses and depreciation have also increased. Since June 30, 2000, CPA(R):14 has obtained $182,000,000 of limited recourse mortgage financing resulting in a the increase in interest expense. Property expenses have increased because asset management and performance fees are determined by a formula based on CPA(R):14's investment in real estate assets which has grown substantially. Such fees will increase as CPA(R):14 uses the proceeds from its current offering and additional mortgage financing to further diversify and increase CPA(R):14's investment in real estate. The increase in general and administrative expenses is due to increases in administrative reimbursements and investor-related costs over the past twelve months. The increase in depreciation is attributable to the increase in real estate assets.

     CPA(R):14 completed lease negotiations for a property in Grand Rapids, Michigan, which had formerly been leased to Ameriserve Food Distribution, Inc. On August 1, 2001, CPA(R):14 entered into a five-year lease with the Fleming Companies, Inc., with its share of annual rent amounting to $731,000.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO GIBSON GUITAR CORP.

  General

     On March 19, 2001, CPA(R):14 purchased an 82.5% interest in four facilities from Gibson Guitar Corp. ("Gibson") (the remaining 17.5% interest in the facilities is owned by a wholly owned subsidiary of The Mathews Company, an entity unaffiliated with CPA(R):14 or W.P. Carey & Co. LLC). The properties include a manufacturing facility located on approximately 28 acres of land in Nashville, Tennessee, an office building located on four acres of land in Nashville, Tennessee (the "Plus Park Facility"), a manufacturing facility located on approximately five acres of land in Bozeman, Montana and a warehouse facility located on approximately five acres of land in Elgin, Illinois. The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the four facilities, including the acquisition fee payable to W.P. Carey & Co., was $22,226,671, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facilities, CPA(R):14 paid an acquisition fee of $475,527 to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $47,553, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASES

  General

     The leases are absolutely net and bondable and in normal financeable form. With the exception of the maintenance expenses associated with the Plus Park Facility, Gibson Guitar Corp. ("Gibson") will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. CPA(R):14 and The Mathews Company will be responsible for the maintenance expenses associated with the Plus Park Facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of both leases for these facilities began on March 19, 2001. The initial term of the leases are twenty years. Each lease has two ten-year renewal terms at the option of Gibson.

  Rent

     Annual rent under both leases is approximately $2,087,410, payable quarterly in equal installments of approximately $521,850. Additionally, the lease provides that the annual rent will be increased beginning the second year of the lease term and every second year thereafter based on increases in the Consumer Price Index ("CPI").

  DESCRIPTION OF THE FINANCING

     CPA(R):14 assumed mortgage financing for the Plus Park Facility in the amount of $2,075,541 from Sun Trust Mortgage. The loan has a ten-year term, which began on June 1, 1998, an interest rate of 7.57% and amortizes over a 25-year period with a balloon payment due at maturity.

  DESCRIPTION OF GIBSON GUITAR CORP.

     Gibson is one of the world's oldest and most widely recognized musical instrument brands. Gibson's product line includes acoustic and electric guitars and basses, mandolins, drums, keyboards, PA systems and electronic components, and fretted instrument accessories.

PROPERTY LEASED TO NEXPAK CORPORATION

  General

     On March 28, 2001 and June 29, 2001, CPA(R):14 purchased a manufacturing facility and a warehouse facility, respectively, from Atlanta Precision Molding Co. (an affiliate of the tenant, Nexpak Corporation ("Nexpak")). The facility purchased on March 28, 2001, is located on approximately 20 acres of land located in Duluth, Georgia (the "Duluth Facility"). The facility purchased on June 29, 2001, is located on approximately 13 acres of land located in Helmond, The Netherlands (the "Helmond Facility"). The cost of both facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey & Co., was $13,612,565 for the Duluth Facility and $5,445,026 (based on the exchange rate for the Dutch Guilder at the acquisition date) for the Helmond Facility, each an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facilities, CPA(R):14 paid an acquisition fee of $340,314 for the Duluth Facility and $136,126 for the Helmond Facility to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $34,031 for the Duluth Facility and $13,613 for the Helmond Facility, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     Both leases are absolutely net and bondable and in normal financeable form. Nexpak will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facilities. In the opinion of management, the facilities are adequately covered by insurance.

  Term

     The initial term of the lease on the Duluth Facility began on March 29, 2001. The initial term of the lease is twenty years. The lease has two ten-year renewal terms at the option of Nexpak.

     The initial term of the lease on the Helmond Facility began on June 29, 2001. The initial term of the lease is twenty years. The lease has two ten-year renewal terms at the option of Nexpak.

  Rent

     Annual rent under the lease on the Duluth Facility is approximately $1,313,000 payable quarterly in equal installments of approximately $328,250. Additionally, the lease provides that annual rent will be increased beginning third year of the lease and every third year thereafter based on increases in the CPI.

     Annual rent under the lease on the Helmond Facility is approximately $498,065 (based on the exchange rate for the Dutch Guilder at the acquisition date) payable quarterly in equal installments of approximately $124,516. Additionally, the lease provides that annual rent will be increased beginning third year of the lease and every third year thereafter based on increases in the CPI.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 obtained mortgage financing for the Duluth Facility in the amount of $7,900,000 from Wells Fargo Bank, N.A. The loan has a ten-year term, which began on March 29, 2001, an interest rate equal to 7.33% and amortizes over a 30-year period with a balloon payment due at maturity.

     CPA(R):14 obtained mortgage financing for the Helmond Facility in the amount of $4,550,388 (based on the exchange rate for the Dutch Guilder at the acquisition date) from Rheinsche Hypothekenbank AG. The loan has a ten-year term, which began on June 29, 2001, an interest rate equal to 6.41% and amortizes over a 25-year period with a balloon payment due at maturity.

  DESCRIPTION OF NEXPAK CORPORATION

     Nexpak is a leading producer of compact disc jewel boxes, video and DVD cases, as well as diversified line of other media packaging products. Nexpak is a supplier to many top entertainment companies, video rental chains and video distributors in the world, among them AOL Time Warner, Blockbuster Home Entertainment, Disney, Dreamworks, Paramount Pictures, Sony Music Entertainment, TDK Electronics, Universal Pictures and Home Video and Wal-Mart. For the year ended December 31, 2000, Nexpak, a publicly traded company, had net revenue of approximately $150,902,786, net income of approximately $59,550, total assets of approximately $420,078,293 and shareholder's equity of approximately $128,615,493.

PROPERTY LEASED TO WADDINGTON NORTH AMERICA, INC.

  General

     On April 30, 2001, CPA(R):14 purchased four manufacturing facilities from four subsidiaries of Waddington North America, Inc. ("Waddington"). The facilities are located on approximately 18, seven, four and four acres of land in Florence, Kentucky, Chelmsford, Massachusetts, Lancaster, Texas and City of Industry, California. The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey & Co., was $17,801,047, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $445,026 to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $45,503 payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Waddington will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease began on April 30, 2001. The initial term of the lease is twenty years. The lease has two ten-year renewal terms at the option of Waddington.

 Rent

     Annual rent under the lease is $1,810,500, payable quarterly in equal installments of $452,625 Additionally, the lease provides that annual rent will be increased beginning the third year of the lease and every third year thereafter based on increases in the CPI, subject to a cap of 9.27%.

 DESCRIPTION OF THE FINANCING

     CPA(R):14 obtained mortgage financing for the facility in the amount of $11,125,000 from Credit Suisse First Boston Mortgage Capital LLC. The loan has a ten-year term, which began on June 30, 2001, an interest rate of 8.01% and amortizes over a 30-year period with a balloon payment due at maturity.

 DESCRIPTION OF WADDINGTON NORTH AMERICA, INC.

     Waddington manufactures a broad product line of injection molded and thermoformed cups, plates, serving trays, cutlery and other disposable tableware for restaurants, caterers and consumers nationwide. Waddington has a diversified customer base that includes many of the top food service distributors, national restaurant chains, grocery chains and mass merchant retailers. For the year ended March 31, 2001, Waddington had net sales of approximately $181,375,000, net income of approximately $1,236,000 total assets of approximately $242,612,000 and shareholder's equity of approximately $75,481,000.

PROPERTY LEASED TO SPECIAL DEVICES, INC.

 General

     On June 5, 2001, CPA(R):14 purchased a 50% interest in two manufacturing facilities from Special Devices, Inc. ("SDI"). The facilities are located on approximately 200 (of which, 40 acres are developed) and 24 acres of land in Moorpark, California and Mesa, Arizona, respectively. The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis. Corporate Property Associates 12 Incorporated ("CPA(R):12"), an affiliate, purchased the other 50% interest in the facilities.

 Purchase Terms

     The total cost of the facilities, including the acquisition fee payable to W.P. Carey & Co., was $37,696,335, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility. CPA(R):14 and CPA(R):12 paid an acquisition fee of $942,408 to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $94,241, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

 DESCRIPTION OF THE LEASE

 General

     The lease is absolutely net and bondable and in normal financeable form. SDI will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

 Term

     The initial term of the lease began on June 4, 2001. The initial term of the lease is twenty years. The lease has two ten-year renewal terms at the option of SDI.

  Rent

     Annual rent under the lease payable to CPA(R):14 and CPA(R):12 is $3,924,000 payable quarterly in equal installments of $981,000. Additionally, the lease provides that the annual rent will be increased beginning the second year of the lease term and every second year thereafter based on increases in the CPI.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 and CPA(R):12 obtained mortgage financing for the facilities in the amount of $17,500,000 from CIBC World Markets, Inc. The loan has a ten-year term, beginning on August 1, 2001, an interest rate of 7.87% and amortizes over a 30-year period with a balloon payment due at maturity.

     CPA(R):14 and CPA(R):12 each signed a promissory note payable to SDI and in the amount of $2,275,000 in conjunction with the purchase of the facilities. Combined the notes represent seller financing in the amount of $4,550,000. The note payable by CPA(R):14 has a 20-year term, beginning on July 28, 2001, an interest rate of 9.3807% and amortizes over a 30-year period with a balloon payment due at maturity. The terms of the note payable by CPA(R):12 are identical to those of the note payable by CPA(R):14.

  DESCRIPTION OF SPECIAL DEVICES, INC.

     SDI's primary products are initiators, which function like an electrical match to ignite and initiate the chain reaction that inflates an automotive airbag. A leader in a growing world market, SDI maintains an estimated 30% to 35% share of the total market. SDI's major customers include many of the world's largest airbag manufacturers, including TRW, Autoliv and ARC, which, in turn, sell airbags to major auto manufacturers. For the year ended October 31, 2000, SDI, a publicly traded company, had net sales of approximately $168,244,000, net income of approximately $18,419,000, total assets of approximately $139,837,000 and shareholder's deficit of approximately $74,514,000.

PROPERTY LEASED TO METALDYNE MACHINING AND ASSEMBLY COMPANY, INC.

 General

     On June 22, 2001 and August 16, 2001, CPA(R):14 purchased four manufacturing facilities from Lester Precision Die Casting, Inc. The facilities purchased on June 22, 2001 are located on approximately five, 20 and 12 acres of land in Solon, Ohio, Twinsburg, Ohio and Rome, Georgia, respectively. The fourth facility, purchased on August 16, 2001, is located on approximately 4 acres of land in Noles, Illinois The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis. The lease on the facilities will be guaranteed by Metaldyne Company LLC, the parent of Metaldyne Machining and Assembly Company, Inc. ("Metaldyne").

 Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey & Co., was $17,742,955, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility. Based on the cost of acquiring the facilities, CPA(R):14 paid an acquisition fee of $443,574 to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $44,357, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

 DESCRIPTION OF THE LEASE

  General

     The lease, which also covers a property located in Plymouth, MI, acquired by CPA(R):14 in December, 2000, for $10,224,816, is absolutely net and bondable and in normal financeable form. Metaldyne will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

 Term

     The initial term of the lease began on June 29, 2001. For the facilities purchased on June 22, 2001 and August 16, 2001 for the facility purchased on that date. The initial term of the lease is twenty years and ends on July 31, 2021 for all facilities. The lease has two ten-year renewal terms at the option of Metaldyne.

 Rent

     Annual rent under the lease is $3,119,851, payable monthly in equal installments of approximately $259,988. Additionally, the lease provides that the annual rent will be increased beginning the second year of the lease term and every year thereafter based on increases in the CPI.

 DESCRIPTION OF THE FINANCING

     CPA(R):14 obtained mortgage financing for the facilities in the amount of $17,600,000 from Secore Financial Corporation. The loan has a ten-year term, beginning on September 1, 2001, an interest rate of 7.48% and amortizes over a 30-year period with a balloon payment due at maturity. On September 5, 2001, CPA(R):14 pre-paid $900,000 of principal on the loan with no pre-payment penalty.

 DESCRIPTION OF METALDYNE COMPANY LLC

     Metaldyne Company LLC ("Metaldyne LLC"), Metaldyne's parent, is a fully integrated manufacturer of metal-formed components, castings, assemblies and modules for the automotive and industrial equipment industries.

PROPERTY LEASED TO GERBER SCIENTIFIC, INC.

  General

     On July 30, 2001, CPA(R):14 purchased three manufacturing facilities from Gerber Scientific, Inc. ("Gerber") The facilities are located on approximately 14, four and 15 acres of land in South Windsor, Connecticut (for the first two facilities) and Manchester, Connecticut (for the third facility). The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

 Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey & Co., was $20,628,272. Based on the cost of acquiring the facilities, CPA(R):14 paid an acquisition fee of $515,707 to W.P. Carey & Co. W.P. Carey & Co. will also receive a deferred fee of approximately $51,571, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

 DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Gerber will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

 Term

     The initial term of the lease began on July 30, 2001. The initial term of the lease is seventeen years. The lease has two ten-year renewal terms at the option of Gerber.

 Rent

     Annual rent under the lease is approximately $2,117,750, payable quarterly in equal installments of approximately $529,438. Additionally, the lease provides that the annual rent will be increased beginning the second year of the lease term and every year thereafter based on increases in the CPI, capped at 4%.

 DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking financing for these properties.

 DESCRIPTION OF GERBER SCIENTIFIC, INC.

     Gerber provides diverse industries with innovative computer-based systems, equipment, software, and aftermarket supplies that generate high-quality, mass-customized products at a competitive cost and is a market leader in each of its three operating segments: Sign Making and Specialty Graphics; Apparel and Flexible Materials; and Ophthalmic Lens Processing. For the year ended April 31, 2001, Gerber had net revenue of approximately $552,960,000, net loss of approximately $23,631,000, total assets of approximately $501,193,000 and shareholder's equity of approximately $223,743,000.

PROPERTY LEASED TO EXODUS COMMUNICATIONS, INC.

     CPA(R) 14 purchased a built-to-sit property lease to Exodus Communications, Inc. ("Exodus"). On September 26, 2001, Exodus filed voluntary petitions for protection from creditors under the bankruptcy code. As of the filing date, CPA(R) 14 had paid approximately $6,500,000 of the original $13,000,000 cost to complete the facility. CPA(R) 14 currently expects that Exodus will reject the lease and is actively searching for another tenant for the property. CPA(R) 14 intends to retain the $2,900,000 security deposit paid by Exodus at the outset of the lease, but there can be no assurance that the Bankruptcy Court will permit the security deposit to be retained.

                                  THE OFFERING

     On July 31, 2001, CPA(R):14 issued 1,813,291 shares to investors in return for approximately $18,132,910 in net proceeds previously held in escrow. As of July 31, 2001, CPA(R):14 had issued a total of 23,232,906 shares in exchange for gross proceeds of approximately $232,329,060.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets (unaudited) at
  December 31, 2000 and June 30, 2001.......................   11
Condensed Consolidated Statements of Income (unaudited) for
  the three and six months ended June 30, 2000 and 2001.....   12
Condensed Consolidated Statements of Comprehensive Income
  (unaudited) for the three and six months ended June 30,
  2000 and 2001.............................................   13
Condensed Consolidated Statements of Cash Flows (unaudited)
  for the six months ended June 30, 2000 and 2001...........   14
Notes to Condensed Consolidated Financial Statements........   15

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31, 2000   JUNE 30, 2001
                                                              -----------------   -------------
                                                                   (NOTE)          (UNAUDITED)
ASSETS:
Real estate leased to others:
  Accounted for under the operating method:
     Land...................................................    $ 89,473,796      $110,696,802
     Buildings..............................................     349,961,295       440,756,463
                                                                ------------      ------------
                                                                 439,435,091       551,453,265
     Accumulated depreciation...............................      (5,445,242)      (10,597,660)
                                                                ------------      ------------
                                                                 433,989,849       540,855,605
  Net investment in direct financing leases.................      67,575,059        76,159,370
  Real estate under construction leased to others...........      37,873,678        36,833,753
                                                                ------------      ------------
     Real estate leased to others...........................     539,438,586       653,848,728
Assets held for sale........................................              --         2,978,279
Equity investments..........................................      50,780,516        35,023,503
Cash and cash equivalents...................................      35,547,125        60,198,363
Deposit and escrow accounts.................................      12,832,820        20,428,665
Other assets................................................       7,162,459         9,907,680
                                                                ------------      ------------
          Total assets......................................    $645,761,506      $782,385,218
                                                                ============      ============
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY:
Liabilities:
Limited recourse mortgage notes payable.....................    $218,111,151      $282,205,143
Accrued interest............................................         799,229         1,447,432
Accounts payable to affiliates..............................       4,139,284         2,848,501
Accounts payable and accrued expenses.......................       1,366,607         1,613,797
Prepaid rental income and security deposits.................       4,365,919         8,128,830
Deferred acquisition fees payable to affiliate..............      12,829,308        14,088,781
Dividends payable...........................................       6,914,692         8,535,348
Escrow deposits.............................................         731,646           624,235
                                                                ------------      ------------
          Total liabilities.................................     249,257,836       319,492,067
                                                                ------------      ------------
Minority interest...........................................      20,642,364        20,223,377
                                                                ------------      ------------
Commitments and contingencies
Shareholders' equity:
Common stock, $.001 par value; authorized, 120,000,000
  shares; issued and outstanding, 43,081,544 and 51,191,419
  shares at December 31, 2000 and June 30, 2001.............          43,081            51,191
Additional paid-in capital..................................     386,341,749       459,303,178
Distributions in excess of accumulated earnings.............      (9,185,865)      (14,440,743)
Accumulated other comprehensive loss........................              --          (210,852)
                                                                ------------      ------------
                                                                 377,198,965       444,702,774
Less common stock in treasury at cost, 146,687 and 225,703
  shares at December 31, 2000 and June 30, 2001.............      (1,337,659)       (2,033,000)
                                                                ------------      ------------
          Total shareholders' equity........................     375,861,306       442,669,774
                                                                ------------      ------------
          Total liabilities, minority interest and
            shareholders' equity............................    $645,761,506      $782,385,218
                                                                ============      ============

---------------

Note: The balance sheet at December 31, 2000 has been derived from the audited consolidated financial statements at that date.

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                           -----------------------------   -----------------------------
                                           JUNE 30, 2000   JUNE 30, 2001   JUNE 30, 2000   JUNE 30, 2001
                                           -------------   -------------   -------------   -------------
Revenues:
  Rental income..........................   $4,363,521      $13,222,965     $ 7,461,209     $24,191,427
  Interest income from direct financing
     leases..............................      632,250        2,121,984       1,321,250       4,180,649
  Interest and other income..............    1,785,495          495,963       3,636,561       1,116,150
                                            ----------      -----------     -----------     -----------
                                             6,781,266       15,840,912      12,419,020      29,488,226
                                            ----------      -----------     -----------     -----------
Expenses:
  Interest...............................    1,094,160        4,435,819       2,021,562       8,383,871
  Depreciation and amortization..........      910,879        2,953,087       1,532,575       5,605,560
  General and administrative.............      702,077        1,254,312       1,140,429       2,024,424
  Property expenses......................      901,517        2,405,625       1,562,884       4,122,836
  Impairment loss on real estate.........           --          271,688              --         271,688
                                            ----------      -----------     -----------     -----------
                                             3,608,633       11,320,531       6,257,450      20,408,379
                                            ----------      -----------     -----------     -----------
     Income before minority interest in
       loss (income) and income from
       equity investments................    3,172,633        4,520,381       6,161,570       9,079,847
  Minority interest in loss (income).....      146,766          (22,837)          8,704         (17,384)
                                            ----------      -----------     -----------     -----------
     Income before income from equity
       investments.......................    3,319,399        4,497,544       6,170,274       9,062,463
  Income from equity investments.........      757,682          965,328       1,501,544       1,859,935
                                            ----------      -----------     -----------     -----------
     Net income..........................   $4,077,081      $ 5,462,872     $ 7,671,818     $10,922,398
                                            ==========      ===========     ===========     ===========
Basic and diluted earnings per share.....   $      .12      $       .11     $       .24     $       .24
                                            ==========      ===========     ===========     ===========
Weighted average shares outstanding-basic
  and diluted............................   34,434,358       47,763,676      32,612,563      45,725,176
                                            ==========      ===========     ===========     ===========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  (UNAUDITED)

                                             THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                             ----------------------------   --------------------------
                                                 2000            2001          2000           2001
                                             ------------    ------------   -----------   ------------
Net income.................................   $4,077,081      $5,462,872    $7,671,818    $10,922,398
                                              ----------      ----------    ----------    -----------
Other comprehensive loss:
  Change in foreign currency translation
     adjustment............................           --         (11,045)           --       (210,852)
                                              ----------      ----------    ----------    -----------
                                                      --         (11,045)           --       (210,852)
                                              ----------      ----------    ----------    -----------
  Comprehensive income.....................   $4,077,081      $5,451,827    $7,671,818    $10,711,546
                                              ==========      ==========    ==========    ===========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ----------------------------
                                                                  2000           2001
                                                              ------------   -------------
Cash flows from operating activities:
  Net income................................................  $  7,671,818   $  10,922,398
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     1,532,575       5,605,560
     Straight-line rent adjustments.........................      (146,655)     (1,372,511)
     Minority interest in (loss) income.....................        (8,704)         17,384
     Provision for uncollected rent.........................        65,868         414,309
     Impairment loss on real estate.........................            --         271,688
     Issuance of shares in satisfaction of performance
       fees.................................................            --       3,112,092
     Funds released from escrow.............................            --       4,568,303
     Change in operating assets and liabilities, net........       696,957        (333,150)
                                                              ------------   -------------
       Net cash provided by operating activities............     9,811,859      23,206,073
                                                              ------------   -------------
Cash flows from investing activities:
  Equity distributions received in excess of equity
     income.................................................        57,071         754,013
  Acquisitions of real estate and equity investments and
     other capitalized costs................................   (95,304,487)   (119,511,822)
  Funds released from (deposited in) escrow for
     construction...........................................    10,488,450      (8,000,000)
  Payment of deferred acquisition fees......................      (268,911)       (722,306)
  Capital distributions from equity investment..............            --      15,003,000
                                                              ------------   -------------
       Net cash used in investing activities................   (85,027,877)   (112,477,115)
                                                              ------------   -------------
Cash flows from financing activities:
  Proceeds from sale of stock, net of costs.................    52,332,533      69,578,223
  Dividends paid............................................    (9,557,306)    (14,556,620)
  Proceeds from mortgages...................................    37,349,727      68,009,007
  Payment of mortgage principal.............................      (226,745)     (1,073,521)
  Prepayment of mortgage payable............................            --      (4,568,303)
  Distributions paid to minority interest partner...........    (4,863,779)     (1,817,279)
  Contributions from minority interest partner..............       857,377       1,380,908
  Payments of financing costs and mortgage deposits.........      (266,486)     (2,334,794)
  Purchase of treasury stock................................      (140,482)       (695,341)
                                                              ------------   -------------
       Net cash provided by financing activities............    75,484,839     113,922,280
                                                              ------------   -------------
       Net increase in cash and cash equivalents............       268,821      24,651,238
Cash and cash equivalents, beginning of period..............    91,420,457      35,547,125
                                                              ------------   -------------
  Cash and cash equivalents, end of period..................  $ 91,689,278   $  60,198,363
                                                              ============   =============

Noncash investing and financing activities:

     In connection with the acquisition of properties during the six months ended June 30, 2001, the Company assumed mortgage obligations of $2,075,541.

   The accompanying notes are an integral part of the condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements of Corporate Property Associates 14 Incorporated and its wholly-owned subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of the interim period presented have been included. The results of operations for the interim period are not necessarily indicative of results for the full year. For further information, refer to the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

NOTE 2.  ORGANIZATION AND OFFERING:

     An initial offering of the Company's shares which commenced on November 10, 1997 concluded on November 10, 1999, at which time the Company had issued an aggregate of 29,440,594 shares ($294,405,940). On November 17, 1999, the Company commenced an offering for a maximum of an additional 40,000,000 shares of common stock. The shares are being offered to the public on a "best efforts" basis at a price of $10 per share. As of June 30, 2001, the Company has issued 21,419,615 shares ($214,196,150) from the second offering. An additional 1,813,291 shares ($18,132,910) were issued on July 31, 2001. The offering will conclude no later than November 16, 2001.

NOTE 3.  TRANSACTIONS WITH RELATED PARTIES:

     The Company's asset management and performance fees payable to the Advisor are each 1/2 of 1% per annum of Average Invested Assets, as defined in the Company's advisory agreement. Asset management fees were $363,070 and $972,467 for the three months ended June 30, 2000 and 2001, respectively, and $671,159 and $1,625,765 for the six months ended June 30, 2000 and 2001, respectively, with performance fees in like amount. General and administrative reimbursements were $248,209 and $373,826 for the three months ended June 30, 2000 and 2001, respectively, and $445,453 and $592,377 for the six months ended June 30, 2000 and 2001, respectively.

NOTE 4.  COMMITMENTS AND CONTINGENCIES:

     The Company is liable for certain expenses of the offering which are being deducted from the gross proceeds of the offering up to a maximum of $16,000,000 assuming the sale of 40,000,000 shares. The Company is also liable for selling commissions of up to $0.60 (6%) per share sold except for any shares sold to the Advisor, its affiliates, the selected dealers or any of their employees for their own accounts. The Company is reimbursing Carey Financial Corporation for expenses and for the costs of sales and wholesaling services. To the extent, if any, that all organization and offering expenses, excluding selling commissions, and any fees paid and expenses reimbursed to the selected dealers or paid on behalf of the selected dealers, exceed 3.5% of the gross proceeds of the offering, such excess will be paid by the Advisor.

NOTE 5.  LEASE REVENUES:

     The Company's operations consist of the investment in and the leasing of industrial and commercial real estate. The financial reporting sources of the lease revenues for the six-month periods ended June 30, 2000 and 2001 are as follows:

                                                                2000          2001
                                                             -----------   -----------
Per Statements of Income:
  Rental income............................................  $ 7,461,209   $24,191,427
  Interest income from direct financing leases.............    1,321,250     4,180,649
Adjustment:
  Share of leasing revenues applicable to minority
     interests.............................................     (587,948)   (2,123,787)
  Share of leasing revenues from equity investments........    4,827,985     5,310,374
                                                             -----------   -----------
                                                             $13,022,496   $31,558,663
                                                             ===========   ===========

     For the six-month periods ended June 30, 2000 and 2001, the Company earned its net lease revenues from its investments as follows:

                                                            2000        %       2001        %
                                                         -----------   ---   -----------   ---
AdvancePCS, Inc. ......................................           --    --   $ 2,150,000     7
Federal Express Corporation(a).........................           --    --     1,929,028     6
Galyan's Trading Company...............................  $    15,778    --     1,905,394     6
Advanced Micro Devices, Inc.(b)........................    1,524,250    12%    1,524,250     5
Applied Materials, Inc.(b).............................    1,436,345    11     1,521,049     5
Atrium Companies, Inc. ................................    1,037,500     8     1,484,890     5
APW North America Inc. ................................      229,540     2     1,313,675     4
Amerix Corporation.....................................    1,098,738     8     1,163,827     4
Institutional Jobbers Company..........................           --    --     1,135,361     4
Buffets, Inc. .........................................           --    --     1,065,729     3
Checkfree Holdings Corporation, Inc.(b)................      646,369     5     1,044,054     3
McLane Company, Inc.(c)................................      881,922     7     1,039,480     3
Best Buy Co., Inc. ....................................      994,331     8       994,331     3
Stellex Technologies, Inc. ............................      632,452     5       941,467     3
Consolidated Theaters Holding, G.P. ...................           --    --       843,085     3
Barjan Products LLC....................................           --    --       710,074     2
Metagenics, Inc. ......................................      674,219     5       674,219     2
24-Hour Fitness, Inc. .................................           --    --       666,267     2
Production Resource Group LLC..........................      638,625     5       653,068     2
Compucom Systems, Inc.(b)..............................      652,333     5       652,333     2
The Bon-Ton Stores, Inc. ..............................           --    --       629,625     2
Intesys Technologies, Inc.(b)..........................      568,688     4       568,688     2
Gibson Guitar Corp.(d).................................           --    --       546,581     2
Metaldyne Corp. .......................................           --    --       542,431     2
Builders' Supply and Lumber Co., Inc. .................      380,000     3       498,086     2
BLP UK Limited.........................................           --    --       494,413     2
Other(d)...............................................    1,611,406    12     4,867,258    14
                                                         -----------   ---   -----------   ---
                                                         $13,022,496   100%  $31,558,663   100%
                                                         ===========   ===   ===========   ===

---------------
(a) Net of W.P. Carey & Co. LLC's minority interest.

(b) Represents the Company's proportionate share of lease revenues from its equity investments

(c) Net of Corporate Property Associates 12 Incorporated's minority interest.

(d) Net of unaffiliated third party's minority interest.

NOTE 6.  EQUITY INVESTMENTS:

     The Company holds interests in five limited liability companies in which its ownership interest is 50% or less and exercises significant influence. All of the underlying investments were formed and are owned with affiliates that have similar investment objectives as the Company. The Company owns a 33.33% interest in properties net leased to Advanced Micro Devices, Inc. and Compucom Systems, Inc. and 50% interests in properties net leased to Intesys Technologies, Inc. and CheckFree Holdings Corporation. The Company owns an interest in a limited liability company that net leases a property to Etec Systems, Inc. ("Etec"), a wholly-owned subsidiary of Applied Materials, Inc. Summarized combined financial information of the Company's equity investees is as follows:

                                                              DECEMBER 31,   JUNE 30,
                                                                  2000         2001
                                                              ------------   --------
(In thousands)
Assets (primarily real estate)..............................    $261,776     $259,312
Liabilities (primarily mortgage notes payable)..............     169,678      168,243
Partners' and members' equity...............................      92,098       91,069

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
Revenues (primarily rental revenues)........................  $13,327   $14,387
Expenses (primarily interest on mortgage and
  depreciation).............................................   (8,872)   (9,116)
                                                              -------   -------
Net income..................................................  $ 4,455   $ 5,271
                                                              =======   =======

NOTE 7.  ACQUISITIONS OF REAL ESTATE:

     A. On April 30, 2001, the Company purchased four properties located in Florence, Kentucky; Chelmsford, Massachusetts; Lancaster, Texas and City of Industry, California for $17,801,047, and entered into a net lease with Waddington North America, Inc. ("Waddington"). The lease provides for an initial annual rent of $1,810,500 with increases every three years based on a formula indexed to the Consumer Price Index ("CPI"), capped at 9.27%. The lease has an initial term of 20 years, with two ten-year renewal terms.

     On July 2, 2001, the Company obtained a $11,125,000 limited recourse mortgage loan collateralized by a deed of trust and a lease assignment on the four Waddington properties. The loan provides for monthly payments of interest and principal of $85,938 at an annual rate of 8.01% per annum based on a 30-year amortization schedule. The loan matures on July 11, 2011, at which time a balloon payment is scheduled. The loan is subject to prepayment premiums in the event of a voluntary prepayment until three months prior to maturity

     B. On June 5, 2001, the Company and an affiliate, Corporate Property Associates 12 Incorporated ("CPA(R):12"), each with 50% ownership interests as tenants-in-common, purchased properties in Mesa, Arizona and Moorpark, California for $37,696,335 and entered into a net lease with Special Devices, Inc. ("SDI"). The lease provides for an initial annual rent of $3,924,000 (of which the Company's share is $1,962,000) with increases every two years based on a formula indexed to the CPI. The lease has an initial term of 20 years with two ten-year renewal terms. In connection with the purchase, the Company and CPA(R):12 obtained a $17,500,000 limited recourse mortgage loan and a $4,450,000 subordinated loan from SDI.

     The $17,500,000 loan provides for monthly payments of interest and principal of $126,826 (of which the Company's share is $63,463) at an annual rate of 7.87% based on a 30-year amortization schedule. The loan matures on July 1, 2011, at which time a balloon payment is scheduled. The loan may not be voluntarily prepaid until three months prior to maturity and is subject to prepayment premiums in the event of a voluntary prepayment.

     The Company's $4,450,000 note provided by SDI provides for quarterly payments of principal and interest of $113,750 (of which the Company's share is $56,875) at an annual rate of 9.3807% based on a 30-year amortization schedule. The loan, which matures on July 31, 2021, may be extended under certain circumstances and provides for rights of offset in the event that SDI does not meet its rental obligations or defaults on the lease.

     C. Metaldyne Company LLC

     In December 2000, the Company purchased a property in Plymouth, Michigan for $10,224,816 and entered into a net lease with Simpson Industries, Inc. (now known as Metaldyne Company LLC ("Metaldyne")). On June 22, 2001, the Company purchased an additional three properties in Twinsburg and Solon, Ohio and Rome, Georgia for $12,848,704 and amended and restated the existing Metaldyne lease. As amended, the master lease for the four properties has a remaining initial lease term of 20 years through June 2021 with two ten-year renewal options. The lease provides for annual rent of $2,558,970 with annual increases based on a formula indexed to increases in the CPI.

     On June 29, 2001, the Company obtained $13,747,210 of limited recourse mortgage financing collateralized by a deed of trust on the Metaldyne properties and a lease assignment. The loan bears interest at an annual rate of 7.48% with monthly payments of $95,713 and is based on a 30-year amortization schedule. The loan matures in July 2011 at which time a balloon payment is scheduled. Except for certain limited circumstances, the loan may not be prepaid in whole or in part.

     D. Nexpak Corporation

     On June 29, 2001, the Company purchased a property in Helmond, the Netherlands for $5,445,026 and entered into a net lease with Nexpak Corporation ("Nexpak"). The lease has an initial term of 20 years with two ten-year renewal terms at an initial annual rent of $498,065 (based on the exchange rate for the Dutch Guilder (NLG) at the acquisition date), with increases every three years based on a formula indexed to increases in the CPI. In connection with the purchase, the Company obtained mortgage financing of NLG 11,400,000 ($4,550,388). The loan has a term of ten years and provides for quarterly payments of interest at an annual rate of the sum of the EURIBOR rate and 1%. The Company may elect a to-be-determined fixed rate and principal based a 25-year amortization schedule.

     The Company previously entered into a net lease with Nexpak in March 2001 for a property in Duluth, Georgia.

NOTE 8.  IMPAIRMENT LOSS ON REAL ESTATE:

     The Company purchased a property in St. Louis, Missouri in 1998 and entered into a net lease with The Benjamin Ansehl Company ("Benjamin Ansehl"). During 2000, Benjamin Ansehl filed a petition of bankruptcy, and the lease was subsequently terminated. In July 2001, the Company entered into an agreement to sell the property, subject to a due diligence review by the purchaser. In connection with the pending sale of the property, the Company has written down the property to an amount equal to the contract amount, less estimated costs to sell and incurred an impairment loss of $271,688.

NOTE 9.  SUBSEQUENT EVENTS:

     On July 30, 2001, the Company purchased two properties in South Windsor, Connecticut and a property in Manchester, Connecticut for $20,628,272 and entered into a net lease with Gerber Scientific, Inc. ("Gerber"). The lease has an initial term of 17 years with two ten-year renewal terms at an initial annual rent of $2,117,750, with increases each year based on a formula indexed to increases in the CPI, capped at 4%.